Exhibit 99(d)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Bondco
Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that has issued securitization (transition) bonds to recover certain regulatory assets and other costs.

CREZ	Competitive Renewable Energy Zone
Deed of Trust
Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.
EFH Retirement Plan
Refers to the defined benefit pension plan sponsored by EFH Corp., in which Oncor participates. In 2012, EFH Corp. made various changes to the EFH Retirement Plan, including splitting off all of the assets and liabilities associated with Oncor employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses) into a new plan. See Oncor Retirement Plan below.

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
Fitch	Fitch Ratings, Ltd. (a credit rating agency)
GAAP	generally accepted accounting principles
Investment LLC
Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by certain members of the management team and independent directors of Oncor.

IRS	US Internal Revenue Service
LIBOR	London Interbank Offered Rate. an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.
Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended
Luminant
Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Moody's	Moody's Investors Services, Inc. (a credit rating agency)
Oncor
Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings
Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner (approximately 80.03%) of Oncor, and/or its subsidiaries, depending on context.

Oncor Retirement Plan
Refers to the defined benefit pension plan sponsored by Oncor. In 2012, EFH Corp. made various changes to the EFH Retirement Plan, including splitting off all of the assets and liabilities associated with Oncor employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses) into a new plan. Effective January 1, 2013, Oncor assumed sponsorship of this new plan.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.
OPEB	other postretirement employee benefits
OPEB Plan
Refers to an EFH Corp. sponsored plan (in which Oncor participates) that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from Oncor.

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act
purchase accounting
The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider
S&P	Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)
SARs	Stock Appreciation Rights
SARs Plan	Refers to the Oncor Stock Appreciation Rights Plan.
Sponsor Group
Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings.

TCEH
Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context. Its major subsidiaries include Luminant and TXU Energy.

TCRF	transmission cost recovery factor
Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.
Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.
Texas margin tax
A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax. Also referred to as "Texas franchise tax" and/or "Texas gross margin tax."

Texas Transmission
Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.'s subsidiaries or any member of the Sponsor Group.

TXU Energy
Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America
VIE	variable interest entity

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Oncor Electric Delivery Holdings Company LLC
Dallas, Texas

We have audited the accompanying consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related statements of consolidated income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and its subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has implemented certain ring-fencing measures, which management believes mitigate the Company’s exposure to a bankruptcy or other restructuring transaction involving members of the Texas Holdings Group. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2014

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011
Operating revenues:
Affiliated	$2,585	$2,366	$2,092
Nonaffiliated	967	962	1,026
Total operating revenues	3,552	3,328	3,118
Operating expenses:
Wholesale transmission service	588	502	439
Operation and maintenance	681	669	658
Depreciation and amortization	814	771	719
Income taxes (Notes 1, 3 and 12)	247	240	209
Taxes other than income taxes	424	415	400
Total operating expenses	2,754	2,597	2,425
Operating income	798	731	693
Other income and deductions:
Other income (Note 13)	18	26	30
Other deductions (Note 13)	15	64	9
Nonoperating income taxes (Note 3)	12	3	27
Interest income	4	24	32
Interest expense and related charges (Note 13)	371	374	359
Net income	422	340	360
Net income attributable to noncontrolling interests	(87)	(70)	(74)
Net income attributable to Oncor Holdings	$335	$270	$286

See Notes to Financial Statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011
Net income	$422	$340	$360
Other comprehensive income (loss):
Cash flow hedges (Notes 1 and 6):
Net decrease in fair value of derivatives (net of tax benefit of — , — and $17)	—	—	(29)
Derivative value net loss recognized in net income (net of tax benefit of $1, $1 and — )	2	3	—
Total cash flow hedges	2	3	(29)
Defined benefit pension and OPEB plans (net of tax benefit of $8, $1, and —) (Note 10)	(16)	(3)	—
Total other comprehensive loss	(14)	—	(29)
Comprehensive income	408	340	331
Comprehensive income attributable to noncontrolling interests	(84)	(70)	(68)
Comprehensive income attributable to Oncor Holdings	$324	$270	$263

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011
Cash flows — operating activities:
Net income	$422	$340	$360
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	848	802	732
Deferred income taxes — net	174	182	229
Other — net	(4)	(4)	(3)
Changes in operating assets and liabilities:
Accounts receivable - trade (including affiliates)	(129)	52	(36)
Inventories	9	(3)	25
Accounts payable — trade (including affiliates)	38	(9)	17
Deferred revenues (Note 4)	(53)	(101)	(7)
Other — assets	178	(15)	147
Other — liabilities	(147)	(8)	(169)
Cash provided by operating activities	1,336	1,236	1,295
Cash flows — financing activities:
Issuances of long-term debt (Note 6)	100	900	300
Repayments of long-term debt (Note 6)	(125)	(1,018)	(113)
Net increase (decrease) in short term borrowings (Note 5)	10	343	15
Distributions to parent (Note 8)	(213)	(147)	(116)
Distributions to noncontrolling interests	(62)	(45)	(29)
Decrease in note receivable from TCEH (Note 12)	—	20	40
Sale of related-party agreements (Note 12)	—	159	—
Debt discount, financing and reacquisition expenses — net	1	(46)	(17)
Other	—	(1)	—
Cash (used in) provided by financing activities	(289)	165	80
Cash flows — investing activities:
Capital expenditures	(1,079)	(1,389)	(1,362)
Other — net	15	21	(34)
Cash used in investing activities	(1,064)	(1,368)	(1,396)
Net change in cash and cash equivalents	(17)	33	(21)
Cash and cash equivalents — beginning balance	45	12	33
Cash and cash equivalents — ending balance	$28	$45	$12

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$28	$45
Restricted cash — Bondco (Note 13)	52	55
Trade accounts receivable from nonaffiliates — net (Note 13)	385	338
Trade accounts and other receivables from affiliates (Note 12)	135	53
Income taxes receivable from EFH Corp. (Note 12)	16	—
Materials and supplies inventories — at average cost	65	73
Accumulated deferred income taxes (Note 3)	32	26
Prepayments and other current assets	82	82
Total current assets	795	672
Restricted cash — Bondco (Note 13)	16	16
Investments and other property (Note 13)	91	83
Property, plant and equipment — net (Note 13)	11,902	11,318
Goodwill (Notes 1 and 13)	4,064	4,064
Regulatory assets — net — Oncor (Note 4)	1,098	1,453
Regulatory assets — net — Bondco (Note 4)	226	335
Other noncurrent assets	71	78
Total assets	$18,263	$18,019
LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 5)	$745	$735
Long-term debt due currently — Bondco (Note 6)	131	125
Trade accounts payable	178	121
Income taxes payable to EFH Corp. (Note 12)	23	34
Accrued taxes other than income taxes	169	153
Accrued interest	95	95
Other current liabilities	135	110
Total current liabilities	1,476	1,373
Long-term debt, less amounts due currently — Oncor (Note 6)	5,202	5,090
Long-term debt, less amounts due currently — Bondco (Note 6)	179	310
Accumulated deferred income taxes (Notes 1, 3 and 12)	1,905	1,736
Other noncurrent liabilities and deferred credits (Notes 12 and 13)	1,822	2,023
Total liabilities	10,584	10,532
Commitments and contingencies (Note 7)
Membership interests (Note 8):
Capital account	5,989	5,867
Accumulated other comprehensive loss, net of tax effects	(39)	(25)
Oncor Holdings membership interest	5,950	5,842
Noncontrolling interests in subsidiary	1,729	1,645
Total membership interests	7,679	7,487
Total liabilities and membership interests	$18,263	$18,019

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011
Capital account:
Balance at beginning of period	$5,867	$5,745	$5,546
Net income attributable to Oncor Holdings	335	270	286
Distributions to parent	(213)	(147)	(116)
Sale of related-party agreements (net of tax benefit of $—, $1, and $— ) (Note 12)	—	(1)	—
Capital contributions (a)	—	—	29
Balance at end of period	5,989	5,867	5,745
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(25)	(25)	(2)
Net effects of cash flow hedges (net of tax expense (benefit) of $—, and $(13)) (Note 6)	2	2	(23)
Defined benefit pension and OPEB plans (net of tax benefit of $9, $1 and $—) (Note 10)	(16)	(2)	—
Balance at end of period	(39)	(25)	(25)
Oncor Holdings membership interest at end of period	5,950	5,842	5,720
Noncontrolling interests in subsidiary (Note 9):
Balance at beginning of period	1,645	1,564	1,452
Net income attributable to noncontrolling interests	87	70	74
Distributions to noncontrolling interests	(62)	(45)	(29)
Change related to future tax distributions from Oncor	63	56	73
Net effects of cash flow hedges (net of tax benefit of $— , $—, and $4)	—	1	(6)
Defined benefit pension and OPEB plans (net of tax benefit of $2, $— and $—) (Note 10)	(3)	(1)	—
Other	(1)	—	—
Noncontrolling interests in subsidiary at end of period	1,729	1,645	1,564
Total membership interests at end of period	$7,679	$7,487	$7,284
____________

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments. See "Glossary" for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of our direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Revenues from TCEH represented 27%, 29% and 33% of total operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively. We are a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. EFH Corp. is a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Our consolidated financial statements include our indirect, bankruptcy-remote financing subsidiary, Bondco, a VIE (see Note 13). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds in 2003 and 2004. Bondco issued $1.3 billion principal amount of transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various "ring-fencing" measures have been taken to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group and our credit quality. These measures serve to mitigate our and Oncor's credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor's sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors and Oncor's board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. We and Oncor do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

As noted in SEC filings made by members of the Texas Holdings Group, EFH Corp. and other members of the Texas Holdings Group have engaged in discussions with certain unaffiliated creditors regarding certain of those entities' capital structures and long-term liquidity, as well as possible restructuring transactions involving those entities. We believe the "ring-fencing" measures discussed above mitigates our and Oncor's exposure to a bankruptcy or other restructuring transaction involving members of the Texas Holdings Group.

See Note 9 for discussion of noncontrolling interests.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as our audited financial statements for the year ended December 31, 2012 included in EFH Corp.'s Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 19, 2013 (Commission File No. 001-12833). All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). See Note 13.

Income Taxes

EFH Corp. files a consolidated federal income tax return. Effective with the November 2008 sale of equity interests in Oncor, Oncor became a partnership for US federal income tax purposes, and subsequently only EFH Corp.'s share of partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current accumulated deferred income taxes as discussed in Note 3.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, energy efficiency and advanced meter surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Revenue Recognition

Revenue includes an estimate for electricity delivery services provided from the billed meter reading date to the end of the period (unbilled revenue). For electricity delivery services billed on the basis of kWh volumes, unbilled revenue is based on data collected through Oncor's advanced metering system. For other electricity delivery services, unbilled revenue is based on average daily revenues for the most recent period applied to the number of unmetered days through the end of the period.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually (at December 1) or whenever events or changes in circumstances indicate that an impairment may exist.

Goodwill impairment tests performed in 2013 and 2012 were based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values (quantitative assessment). The test performed in 2011 was based on a qualitative assessment in which we considered macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events. No impairments were recognized in 2013, 2012 or 2011.

System of Accounts

Our accounting records have been maintained in accordance with the US Federal Energy Regulatory Commission Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and the OPEB Plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. In 2012, EFH Corp. made various changes to the EFH Retirement Plan, including splitting off into a new plan all of the assets and liabilities associated with Oncor employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses). See Note 10 for additional information regarding the pension plans and the OPEB Plan

Contingencies

We evaluate and account for contingencies using the best information available. A loss contingency is accrued and disclosed when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. If a range of probable loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. If the probable loss cannot be reasonably estimated, no accrual is recorded, but the loss contingency is disclosed to the effect that the probable loss cannot be reasonably estimated. A loss contingency will be disclosed when it is reasonably possible that an asset has been impaired or a liability incurred. If the likelihood that an impairment or incurrence is remote, the contingency is neither accrued nor disclosed. Gain contingencies are recognized upon realization.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plan trusts (see Note 10) and long-term debt (see Note 6).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a "mid-market" valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•
Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kilowatt-hours delivered and are the principal component of "taxes other than income taxes" as reported in the income statement. Franchise taxes are not a "pass through" item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 13 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory obligation to retire assets in the future.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. Oncor recorded $1 million of equity AFUDC in the year ended December 31, 2012 and none in the years ended December 31, 2013 and 2011. See Note 13 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

Our financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 4 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 9 for discussion of noncontrolling interests.

2.	REGULATORY MATTERS

2008 Rate Review

In August 2009, the PUCT issued a final order with respect to Oncor's June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (PUCT Docket No. 35717), and new rates were implemented in September 2009. In November 2009, the PUCT issued an order on rehearing that established a new rate class but did not change the revenue requirements. Oncor and four other parties appealed various portions of the rate review final order to a state district court, and oral argument was held in October 2010.  In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT's disallowance of certain franchise fees and the PUCT's decision that PURA no longer requires imposition of a rate discount for state colleges and universities.  Oncor filed an appeal with the Texas Third Court of Appeals (Austin Court of Appeals) in February 2011 with respect to the issues it appealed to the district court and did not prevail upon, as well as the district court's decision to reverse the PUCT with respect to discounts for state colleges and universities. Oral argument before the Austin Court of Appeals was completed in April 2012. There is no deadline for the court to act. Oncor is unable to predict the outcome of the appeal.

Oncor is involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

3.	INCOME TAXES

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2013	2012	2011
Reported in operating expenses:
Current:
US federal	$51	$23	$(55)
State	12	21	21
Deferred:
US federal	181	200	248
State	6	—	—
Amortization of investment tax credits	(3)	(4)	(5)
Total reported in operating expense	247	240	209
Reported in other income and deductions:
Current:
US federal	26	21	45
State	—	—	1
Deferred federal	(14)	(18)	(19)
Total reported in other income and deductions	12	3	27
Total income tax expense	$259	$243	$236

Reconciliation of income taxes computed at the US federal statutory rate to income taxes:

	Year Ended December 31,
	2013	2012	2011
Income before income taxes	$681	$583	$596
Income taxes at the US federal statutory rate of 35%	$238	$204	$209
Amortization of investment tax credits — net of deferred tax effect	(3)	(4)	(5)
Amortization (under regulatory accounting) of statutory tax rate changes	(2)	(3)	(3)
Amortization of Medicare subsidy regulatory asset	14	14	—
Texas margin tax, net of federal tax benefit	15	14	14
Medicare subsidy	—	—	—
Nondeductible losses (gains) on benefit plan investments	(3)	(2)	(1)
Other, including audit settlements	—	20	22
Income tax expense	$259	$243	$236
Effective rate	38.0%	41.7%	39.6%

At December 31, 2013 and 2012, net amounts of $1.873 billion and $1.710 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.896 billion and $1.713 billion, respectively, related to our investment in the Oncor partnership.

We also have AMT credit carryforwards related to our investment in the Oncor partnership. At December 31, 2013 and 2012, we had $21 million and $52 million of alternative minimum tax (AMT) credit carryforwards, respectively, available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date. At December 31, 2013, we had $130 million of net operating loss (NOL) carryforwards for federal income tax purposes that expire between 2028 and 2030. The NOL carryforwards relate to tax years under audit and can be used to offset future taxable income once the audits are complete. We expect to use all of our NOL carryforwards prior to their expiration date.

Accounting For Uncertainty in Income Taxes

EFH Corp. and its subsidiaries file or have filed income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of EFH Corp. and its subsidiaries' income tax returns for the years ending prior to January 1, 2007 are complete, but the tax years 2003 through 2006 remain in appeals with the IRS. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2006.

Oncor has been advised by EFH Corp. that approval by the Joint Committee on Taxation for the 1997 through 2002 IRS appeals settlement was received in May 2013 and that all issues contested have been resolved. As a result, the liability for uncertain tax positions was reduced by $32 million in the second quarter of 2013. This resolution also resulted in a $10 million net reduction to accumulated deferred income taxes and a reversal of accrued interest and tax totaling $5 million ($3 million after tax), which is reported as a decrease in income taxes. Oncor made a cash payment of $33 million to EFH Corp. in the third quarter of 2013, as required under the tax sharing agreement, to settle the liability resulting from the 1997 through 2002 IRS audit, and received a $10 million refund from EFH Corp. as a result of filing amended Texas franchise tax returns for 1997 through 2001.

The IRS audit for the years 2003 through 2006 was concluded in June 2011. A significant number of adjustments to the originally filed returns for such years were proposed. In March 2013, EFH Corp. and the IRS agreed on terms to resolve the disputed adjustments. In the first quarter of 2013, Oncor reduced the liability for uncertain tax positions by $76 million to reflect the terms of the agreement. This reduction consisted of a $58 million increase to accumulated deferred income taxes and a reversal of accrued interest and tax totaling $18 million ($12 million after tax), which is reported as a decrease in income taxes. In the fourth quarter of 2013, the 2003 through 2006 state tax positions were remeasured, which resulted in a net reversal of accrued interest and tax totaling $3 million. Any cash income tax impact related to the conclusion of the 2003 through 2006 audit is expected to be immaterial.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Balance at January 1, excluding interest and penalties	$144	$126	$82
Additions based on tax positions related to prior years	—	18	44
Reduction based on tax positions related to prior years (a)	(66)	—	—
Reduction related to 1997-2002 IRS appeals settlement	(24)	—	—
Balance at December 31, excluding interest and penalties	$54	$144	$126
____________

(a)	Includes IRS audit for the years 2003 through 2006.

Of the balances at December 31, 2013 and 2012, $51 million and $133 million, respectively, represent tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

Noncurrent liabilities included a total of $2 million and $25 million in accrued interest at December 31, 2013 and 2012, respectively. Amounts recorded related to interest and penalties totaled a benefit of $15 million in the year ended December 31, 2013 and an expense of $3 million and $2 million in the years ended December 31, 2012 and 2011, respectively (all amounts after tax). The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or we sustain such positions on income tax returns previously filed, our liabilities recorded would be reduced by $3 million, resulting in increased net income and a favorable impact on the effective tax rate.

4.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below.

	Remaining Rate Recovery/Amortization Period at December 31, 2013	Carrying Amount
		December 31, 2013	December 31, 2012
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)(e)	2 years	$281	$409
Employee retirement costs	6 years	71	87
Employee retirement costs to be reviewed (b)(c)	To be determined	224	186
Employee retirement liability (a)(c)(d)	To be determined	491	738
Self-insurance reserve (primarily storm recovery costs) — net	6 years	158	190
Self-insurance reserve to be reviewed (b)(c)	To be determined	196	128
Securities reacquisition costs (pre-industry restructure)	3 years	32	41
Securities reacquisition costs (post-industry restructure) — net	Terms of related debt	5	22
Recoverable amounts in lieu of deferred income taxes — net	Life of related asset or liability	42	71
Rate review expenses (a)	Largely 2 years	4	6
Advanced meter customer education costs	6 years	8	10
Deferred conventional meter and metering facilities depreciation	Largely 7 years	146	152
Deferred advanced metering system costs	6 years	62	2
Energy efficiency performance bonus (a)	1 year	12	9
Under-recovered wholesale transmission service expense (a)(c)	1 year	37	40
Energy efficiency programs (a)	Not applicable	—	1
Other regulatory assets	Not applicable	2	1
Total regulatory assets		1,771	2,093
Regulatory liabilities:
Estimated net removal costs	Life of utility plant	385	244
Investment tax credit and protected excess deferred taxes	Various	23	28
Over-collection of transition bond revenues (a)(e)	2 years	35	33
Energy efficiency programs (a)	Not applicable	4	—
Total regulatory liabilities		447	305
Net regulatory asset		$1,324	$1,788
____________

(a)	Not earning a return in the regulatory rate-setting process.

(b)	Costs incurred since the period covered under the last rate review.

(c)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.

(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

(e)
Bondco net regulatory assets of $226 million at December 31, 2013 consisted of $261 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $35 million. Bondco net regulatory assets of $335 million at December 31, 2012 consisted of $368 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $33 million.

In August 2011, the PUCT issued a final order in Oncor's rate review filed in January 2011. The rate review included a determination of the recoverability of regulatory assets at June 30, 2010, including the recoverability period of those assets deemed allowable by the PUCT.

In accordance with the PUCT's August 2009 order in Oncor's rate review, the remaining net book value and the approved amount of removal cost of existing conventional meters that were replaced by advanced meters are being charged to depreciation and amortization expense over an 11-year cost recovery period.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering system surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor accounts for the difference between the surcharge billings for advanced metering facilities and the allowable revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory asset at December 31, 2013 and 2012 totaled $62 million and $2 million, respectively.

As a result of purchase accounting, in 2007 the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining at October 10, 2007 (approximately nine years).

See Note 12 for additional information regarding nuclear decommissioning cost recovery.

5.	BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2013, Oncor had a $2.4 billion secured revolving credit facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. The revolving credit facility expires in October 2016, and Oncor has the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approval. The terms of the revolving credit facility allow Oncor to request an additional increase in its borrowing capacity of $100 million, provided certain conditions are met, including lender approval.

Borrowings under the revolving credit facility are classified as short-term on the balance sheet and are secured equally and ratably with all of Oncor's other secured indebtedness by a first priority lien on property acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust.

At December 31, 2013, Oncor had outstanding borrowings under the revolving credit facility totaling $745 million with an interest rate of 1.67% and outstanding letters of credit totaling $6 million. At December 31, 2012, Oncor had outstanding borrowings under the revolving credit facility totaling $735 million with an interest rate of 1.46% and outstanding letters of credit totaling $6 million.

Borrowings under the revolving credit facility bear interest at per annum rates equal to, at Oncor's option, (i) LIBOR plus a spread ranging from 1.00% to 1.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.75% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt. At December 31, 2013, all outstanding borrowings bore interest at LIBOR plus 1.50%. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.100% to 0.275% (such spread depending on certain credit ratings assigned to Oncor’s senior secured debt) of the daily unused commitments under the revolving credit facility. Letter of credit fees on the stated amount of letters of credit issued under the revolving credit facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2013, letters of credit bore interest at 1.70%, and a commitment fee (at a rate of 0.225% per annum) was payable on the unfunded commitments under the facility, each based on Oncor’s current credit ratings.

Subject to the limitations described below, borrowing capacity available under the credit facility at December 31, 2013 and 2012 was $1.649 billion and $1.659 billion, respectively. Generally, Oncor's indentures and revolving credit facility limit the incurrence of other secured indebtedness except for indebtedness secured equally and ratably with the indentures and revolving credit facility and certain permitted exceptions. As described further in Note 6, the Deed of Trust permits Oncor to secure indebtedness (including borrowings under its revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2013, the available bond credits were approximately $2.176 billion and the amount of additional potential indebtedness that could be secured by property additions, subject to a certification process, was $1.173 billion. At December 31, 2013, the available borrowing capacity of the revolving credit facility could be fully drawn.

The revolving credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things: incurring additional liens; entering into mergers and consolidations; and sales of substantial assets. In addition, the revolving credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the revolving credit facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with US GAAP). The debt calculation excludes transition bonds issued by Bondco, but includes the unamortized fair value discount related to Bondco. Capitalization is calculated as membership interests determined in accordance with US GAAP plus indebtedness described above. At December 31, 2013, Oncor was in compliance with this covenant with a debt-to-capitalization ratio of 0.45 to 1.00 and with all other covenants.

The revolving credit facility also contains customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control that are not permitted transactions, cross-default provisions in the event Oncor or any of its subsidiaries (other than Bondco) defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $50 million that are not discharged within 60 days.

6.	LONG-TERM DEBT

At December 31, 2013 and 2012, our long-term debt consisted of the following:

	December 31,
	2013	2012
Oncor (a):
6.375% Fixed Senior Notes due January 15, 2015	$500	$500
5.000% Fixed Senior Notes due September 30, 2017	324	324
6.800% Fixed Senior Notes due September 1, 2018	550	550
5.750% Fixed Senior Notes due September 30, 2020	126	126
4.100% Fixed Senior Notes due June 1, 2022	400	400
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	475
4.550% Fixed Senior Notes due December 1, 2041	400	300
5.300% Fixed Senior Notes due June 1, 2042	500	500
Unamortized discount	(23)	(35)
Long-term debt, less amounts due currently - Oncor	5,202	5,090
Oncor Electric Delivery Transition Bond Company LLC (b):
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	—	10
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015 (c)	106	145
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	205	281
Unamortized fair value discount related to transition bonds	(1)	(1)
Less amounts due currently	(131)	(125)
Long-term debt, less amounts due currently - Bondco	179	310
Total long-term debt (c)	$5,381	$5,400
____________

(a)	Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor's other secured indebtedness. See "Deed of Trust" below for additional information.

(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.

(c)	According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt-Related Activity in 2013

Debt Repayments

Repayments of long-term debt in 2013 totaled $125 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In May 2013, Oncor completed the sale of $100 million aggregate principal amount of 4.550% senior secured notes maturing in December 2041 (Additional 2041 Notes). The Additional 2041 Notes were an additional issuance of Oncor’s 4.550% senior secured notes maturing in December 2041, $300 million aggregate principal amount of which Oncor previously issued in November 2011 (2041 Notes). The Additional 2041 Notes were issued as part of the same series as the 2041 Notes. Oncor used the net proceeds of approximately $107 million from the sale of the Additional 2041 Notes to repay borrowings under its revolving credit facility and for general corporate purposes. The Additional 2041 Notes and 2041 Notes are secured by the first priority lien and are secured equally and ratably with all of Oncor’s other secured indebtedness discussed below.

Interest on the Additional 2041 Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2013. Oncor may at its option redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a "make-whole" premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

The Additional 2041 Notes were issued in a private placement, and in July 2013 Oncor completed an offering with the holders of the Additional 2041 Notes to exchange their respective Additional 2041 Notes for notes that have terms identical in all material respects to the Additional 2041 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in June 2013.

Debt-Related Activity in 2012

Debt Repayments

Repayments of long-term debt in 2012 totaled $1.018 billion and represented $376 million principal amount of 6.375% senior secured notes paid at the scheduled maturity date of May 1, 2012, the redemption of $524 million principal amount of 5.950% senior secured notes due September 1, 2013 (2013 Notes) as discussed below and $118 million principal amount of transition bonds paid at scheduled maturity dates.

In June 2012, pursuant to the terms of the indenture and officer's certificate governing the 2013 Notes, Oncor redeemed all of the 2013 Notes. Oncor paid a redemption price equal to 100% of the principal amount of the 2013 Notes plus a make-whole amount of $33 million. For accounting purposes, the make-whole amount was deferred as a regulatory asset and amortized to interest expense through September 1, 2013, the original maturity date of the 2013 Notes (see Note 4).

Issuance of New Senior Secured Notes

In May 2012, Oncor issued $400 million aggregate principal amount of 4.100% senior secured notes maturing in June 2022 (2022 Notes) and $500 million aggregate principal amount of 5.300% senior secured notes maturing in June 2042 (2042 Notes, and collectively with the 2022 Notes, the Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $890 million from the sale of the Notes to repay borrowings under its revolving credit facility, redeem the 2013 Notes (as discussed above) and for other general corporate purposes. The Notes are secured equally and ratably with all of Oncor’s other secured indebtedness pursuant to the Deed of Trust by a first priority lien on property acquired or constructed for the transmission and distribution of electricity.

Interest on the Notes is payable in cash semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2012. Oncor may at its option at any time and from time to time redeem all or part of the Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a make-whole premium. The Notes also contain customary events of default, including failure to pay principal or interest on the Notes when due.

The Notes were issued in a private placement, and in August 2012 Oncor offered holders of the Notes the opportunity to exchange their respective Notes for notes that have terms identical in all material respects to the Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in July 2012.

Deed of Trust

Oncor's secured indebtedness, including the revolving credit facility described in Note 5, is secured equally and ratably by a first priority lien on property Oncor acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness (including borrowings under our revolving credit facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2013, the amount of available bond credits was approximately $2.176 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $1.173 billion.

Maturities

Long-term debt maturities at December 31, 2013, are as follows:

Year:	Amount
2014	$131
2015	639
2016	41
2017	324
2018	550
Thereafter	3,851
Unamortized fair value discount	(1)
Unamortized discount	(23)
Total	$5,512

Fair Value of Long-Term Debt

The estimated fair value of our long-term debt (including current maturities) totaled $6.188 billion and $6.568 billion at December 31, 2013 and 2012, respectively, and the carrying amount totaled $5.512 billion and $5.525 billion, respectively. The fair value is estimated based upon the market value as determined by quoted market prices, representing Level 1 valuations under accounting standards related to the determination of fair value.

7.	COMMITMENTS AND CONTINGENCIES

EFH Corp. Potential Restructuring Activities

As noted in SEC filings made by members of the Texas Holdings Group, EFH Corp. and other members of the Texas Holdings Group have engaged in discussions with certain unaffiliated creditors regarding certain of those entities’ capital structures and long-term liquidity, as well as possible restructuring transactions involving those entities. See Note 12 for a discussion of Oncors's transactions with members of the Texas Holdings Group that could potentially be impacted by any these restructuring activities.

Leases

At December 31, 2013, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2014	$6
2015	4
2016	3
2017	1
2018	—
Thereafter	—
Total future minimum lease payments	$14

Rent charged to operation and maintenance expense totaled $10 million for the year ended December 31, 2013 and $15 million for each of the years ended December 31, 2012 and 2011.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2014 requirement is $62 million.
Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions as discussed below.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2013, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled $7 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately 2.2 years.

For the purpose of obtaining greater access to materials, Oncor previously guaranteed the repayment of borrowings under a nonaffiliated party's $7 million credit facility. The credit facility matured on March 31, 2013 and was not extended.

Legal/Regulatory Proceedings

We are involved in other various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2015.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

8.	MEMBERSHIP INTERESTS

On February 19, 2014, our board of directors declared a cash distribution of $37 million, which was paid to EFIH on February 20, 2014.

During 2013, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
October 29, 2013	October 31, 2013	$65
July 31, 2013	August 1, 2013	68
May 1, 2013	May 2, 2013	49
February 13, 2013	February 15, 2013	31

During 2012, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
October 24, 2012	October 30, 2012	$47
July 25, 2012	July 31, 2012	31
April 25, 2012	May 1, 2012	33
February 14, 2012	February 21, 2012	36

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor's board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor's distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2013, Oncor's regulatory capitalization ratio was 58.7% debt and 41.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility's debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2013, $192 million was available for distribution to Oncor's members under the capital structure restriction, of which approximately 80% relates to our ownership interest.

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the year ended December 31, 2013.

	Cash Flow Hedges - Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2012	$(23)	$(2)	$(25)
Defined benefit pension plans (net of tax)	—	(16)	(16)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in:
Interest expense and related charges	2	—	2
Total amount reclassified from accumulated other comprehensive income (loss) during the period	2	—	2
Balance at December 31, 2013	$(21)	$(18)	$(39)

9.	NONCONTROLLING INTERESTS

At December 31, 2013, Oncor's ownership was as follows: 80.03% held by us, 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor’s management team and board of directors.

10.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor's recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of other EFH Corp. active and retired employees prior to the deregulation and disaggregation of EFH Corp.'s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, Oncor entered into an agreement with EFH Corp. whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel's recoverable service.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2012 and 2011, Oncor had recorded regulatory assets totaling $786 million and $1.011 billion, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

In a 2012 agreement described below, Oncor assumed primary responsibility for retirement costs related to certain non-recoverable service. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plan

Oncor has liabilities under the Oncor Retirement Plan and the EFH Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and are subject to the provisions of ERISA. Employees do not contribute to either plan. The pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

In August 2012, EFH Corp. approved certain amendments to the EFH Retirement Plan. These actions were completed in the fourth quarter of 2012, and the amendments resulted in:

•
the splitting off of assets and liabilities under the plan associated with Oncor’s employees and all retirees and terminated vested participants of EFH Corp. and its subsidiaries (including discontinued businesses) to a new qualified pension plan that provides benefits identical to those provided under the EFH Retirement Plan, for which Oncor assumed sponsorship from EFH Corp. effective January 1, 2013 (Oncor Retirement Plan);

•	maintaining assets and liabilities under the plan associated with active collective bargaining unit (union) employees of EFH Corp.'s competitive subsidiaries under the current plan;

•
the splitting off of assets and liabilities under the plan associated with all other plan participants (active nonunion employees of EFH Corp.'s competitive businesses) to a terminating plan, freezing benefits and vesting all accrued plan benefits for these participants, and

•	the termination of, distributions of benefits under, and settlement of all of EFH Corp.'s liabilities under the terminating plan.

As a result of these actions and in connection with assuming sponsorship of the Oncor Retirement Plan, Oncor entered into an agreement with EFH Corp. to assume primary responsibility for benefits of certain participants for whom EFH Corp. bore primary funding responsibility (a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business) at December 31, 2012. As Oncor received a corresponding amount of assets with the assumed liabilities, execution of the agreement did not have a material impact on its reported results of operations or financial condition. In the fourth quarter of 2012, EFH Corp. made cash contributions totaling $259 million to settle the terminating plan obligations and fully fund its obligations under the Oncor Retirement Plan.

Oncor also has supplemental pension plans for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan, the information for which is included below.

OPEB Plan

Oncor participates with EFH Corp. and other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees (OPEB Plan). For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The pension and OPEB amounts provided herein include Oncor's allocated amounts related to EFH Corp.'s plans based on actuarial computations and reflect Oncor's employee and retiree demographics as described above. Oncor recognized the following net pension and OPEB costs as expense:

	Year Ended December 31,
	2013	2012	2011
Pension cost	$95	$179	$95
OPEB cost	37	27	74
Total benefit cost	132	206	169
Less amounts deferred as a regulatory asset or property	(95)	(169)	(132)
Net amounts recognized as expense	$37	$37	$37

Oncor and EFH Corp. use the calculated value method to determine the market-related value of the assets held in the trust for purposes of calculating pension cost. Oncor and EFH Corp. include the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Oncor and EFH Corp. use the fair value method to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2012, 2011 and 2010 measurement dates:

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2013	2012	2011	2013	2012	2011
Assumptions Used to Determine Net Periodic Pension and Benefit Cost:
Discount rate (a)	4.10%	5.00%	5.50%	4.10%	4.95%	5.55%
Expected return on plan assets	6.14%	7.40%	7.70%	6.70%	6.80%	7.10%
Rate of compensation increase	3.94%	3.81%	3.74%	—	—	—
Components of Net Pension and Benefit Cost:
Service cost	$26	$23	$20	$6	$5	$7
Interest cost	122	106	110	36	39	54
Expected return on assets	(123)	(109)	(99)	(11)	(12)	(14)
Amortization of net transition obligation	—	—	—	—	1	1
Amortization of prior service cost (credit)	—	—	1	(20)	(20)	(1)
Amortization of net loss	69	78	63	26	14	27
Settlement charges	1	81	—	—	—
Net periodic pension and benefit cost	95	179	95	37	27	74
Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	(139)	110	106	—	83	(91)
Prior service cost (credit)	—	—	—	—	—	(127)
Amortization of net loss	(69)	(78)	(63)	(26)	(14)	(27)
Amortization of transition obligation (asset)	—	—	—	—	(1)	(1)
Amortization of prior service (cost) credit	—	—	(1)	20	20	1
Settlement charges	(1)	(81)	—	—	—	—
Curtailment	—	(5)	—	—	—	—
Total recognized as regulatory assets or other comprehensive income	(209)	(54)	42	(6)	88	(245)
Total recognized in net periodic pension and benefit costs and as regulatory assets or other comprehensive income	$(114)	$125	$137	$31	$115	$(171)
____________

(a)
As a result of the 2012 amendments discussed above, the discount rate reflected in net pension costs for January through July 2012 was 5.00%, for August through September 2012 was 4.15% and for October through December 2012 was 4.20%.

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2013	2012	2011	2013	2012	2011
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.74%	4.10%	5.00%	4.98%	4.10%	4.95%
Rate of compensation increase	3.94%	3.94%	3.81%	—	—	—

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,038	$2,215	$913	$809
Service cost	26	23	6	5
Interest cost	122	106	36	39
Participant contributions	—	—	14	15
Medicare Part D reimbursement	—	—	2	3
Settlement	(3)	(268)	—	—
Curtailment	—	(5)	—	—
Assumption of liabilities	—	860	—	6
Actuarial (gain) loss	(183)	198	10	94
Benefits paid	(143)	(91)	(57)	(58)
Projected benefit obligation at end of year	$2,857	$3,038	$924	$913
Accumulated benefit obligation at end of year	$2,752	$2,908	$—	$—

Change in Plan Assets:
Fair value of assets at beginning of year	$2,327	$1,542	$190	$197
Actual return (loss) on assets	80	199	21	25
Employer contributions	9	93	11	11
Settlement	(2)	(268)	—	—
Assets related to assumed liabilities	—	852	—	—
Participant contributions	—	—	14	15
Benefits paid	(143)	(91)	(57)	(58)
Fair value of assets at end of year	2,271	2,327	179	190

Funded Status:
Projected benefit obligation at end of year	$(2,857)	$(3,038)	$(924)	$(913)
Fair value of assets at end of year	2,271	2,327	179	190
Funded status at end of year	$(586)	$(711)	$(745)	$(723)

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(3)	$(3)	$—	$—
Other noncurrent liabilities	(583)	(708)	(745)	(723)
Net liability recognized	$(586)	$(711)	$(745)	$(723)
Regulatory assets:
Net loss	$362	$602	$220	$247
Prior service cost (credit)	—	—	(91)	(111)
Net regulatory asset recognized	362	602	129	136
Accumulated other comprehensive net loss	$33	$3	$1	$1

The following tables provide information regarding the assumed health care cost trend rates

	Year Ended December 31,
	2013	2012
Assumed Health Care Cost Trend Rates - Not Medicare Eligible:
Health care cost trend rate assumed for next year	8.00%	8.50%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2022

Assumed Health Care Cost Trend Rates - Medicare Eligible:
Health care cost trend rate assumed for next year	7.00%	7.50%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2021

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$117	$(97)
Effect on postretirement benefits cost	7	(6)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2013	2012
Pension Plans with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$2,857	$3,038
Accumulated benefit obligations	2,752	2,908
Plan assets	2,271	2,327

Pension Plans and OPEB Plan Investment Strategy and Asset Allocations

Oncor's investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity securities are used to further diversify the equity portfolio and may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The retirement plans' investments are managed in two pools: one associated with the recoverable service portion of plan obligations related to Oncor's regulated utility business, and the other associated with plan obligations for the closed group of retired and terminated plan participants not related to Oncor’s regulated utility business that it assumed from EFH Corp. in connection with Oncor's sponsorship of the Oncor Plan¸ as discussed above. The recoverable service portion is invested in a broadly diversified portfolio of equity and fixed income securities. The nonrecoverable service portion is invested in fixed income securities intended to fully hedge the obligations, within practical limitations.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Nonrecoverable
US equities	24%-30%	—
International equities	19%-25%	—
Fixed income	45%-57%	100%

The investment objective for the OPEB Plan primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2013 provided below are consistent with the asset allocation targets

Fair Value Measurement of Pension Plan Assets

At December 31, 2013 and 2012, pension plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2013				At December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$160	$—	$160	$—	$134	$—	$134
Equity securities:
US	250	82	—	332	206	95	—	301
International	337	7	—	344	280	7	—	287
Fixed income securities:
Corporate bonds (a)	—	1,265	—	1,265	—	1,319	—	1,319
US Treasuries	—	108	—	108	—	206	—	206
Other (b)	—	55	—	55	—	73	—	73
Preferred securities	—	—	7	7	—	—	7	7
Total assets	$587	$1,677	$7	$2,271	$486	$1,834	$7	$2,327
____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.

(b)	Other consists primarily of municipal bonds and fixed income derivative instruments.

There was no significant change in the fair value of Level 3 assets in the periods presented.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2013 and 2012, OPEB Plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2013				At December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$6	$—	$6	$—	$10	$—	$10
Equity securities:
US	53	5	—	58	49	6	—	55
International	35	—	—	35	31	—	—	31
Fixed income securities:
Corporate bonds (a)	—	34	—	34	—	42	—	42
US Treasuries	—	1	—	1	—	4	—	4
Other (b)	43	2	—	45	45	3	—	48
Preferred securities	—	—	—	—	—	—	—	—
Total assets	$131	$48	$—	$179	$125	$65	$—	$190
____________

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody's.

(b)	Other consists primarily of diversified bond mutual funds.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans' strategic asset allocation is determined in conjunction with the plans' advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plan
Asset Class	Expected Long-Term Rate of Return	Plan Type	Expected Long-Term Returns
International equity securities	7.83%
US equity securities	7.20%	401(h) accounts	7.59%
Real estate	6.20%	Life insurance VEBA	6.71%
Credit strategies	5.87%	Union VEBA	6.71%
Fixed income securities	5.30%	Non-union VEBA	3.80%
Weighted average (a)	7.39%	Weighted average	7.05%
____________

(a)	The 2014 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.72%.

Significant Concentrations of Risk

The plans' investments are exposed to risks such as interest rate, capital market and credit risks. Oncor and EFH Corp. seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor and EFH Corp. recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2013, Oncor selected the assumed discount rate using the Aon Hewitt AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2013 consisted of 1,095 corporate bonds with an average rating of AA and AAA using Moody's, S&P and Fitch ratings. For the EFH Retirement Plan, the OPEB Plan and, for dates earlier than December 31, 2013, the Oncor Retirement Plan, Oncor and EFH Corp. selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2013 consisted of 389 corporate bonds with an average rating of AA using Moody's, S&P and Fitch ratings.

Amortization in 2014

In 2014, amortization of the net actuarial loss and prior service cost for the defined benefit pension plans from regulatory assets into net periodic benefit cost is expected to be $39 million and less than $1 million, respectively. Amortization of the net actuarial loss and prior service credit for the OPEB Plan from regulatory assets into net periodic benefit cost is expected to be $26 million and a $20 million credit, respectively.

Pension and OPEB Plan Cash Contributions

Oncor's contributions to the benefit plans were as follows:

	Year Ended December 31,
	2013	2012	2011
Pension plans contributions	$9	$93	$175
OPEB Plan contributions	11	11	18
Total contributions	$20	$104	$193

Oncor's funding for the pension plans and the OPEB Plan is expected to total $87 million and $15 million, respectively, in 2014. Oncor's funding for the pension plans and the OPEB Plan is expected to total approximately $408 million and $139 million, respectively, for the 2014 to 2018 period.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	2014	2015	2016	2017	2018	2019-23
Pension benefits	$155	$159	$165	$169	$175	$942
OPEB	$45	$49	$52	$55	$57	$316

Thrift Plan

Oncor's employees may participate in a qualified savings plan, the EFH Corp. Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 20% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan's investment options. Oncor's contributions to the Thrift Plan totaled $13 million, $12 million and $12 million for the years ended December 31, 2013, 2012 and 2011, respectively.

11.	STOCK-BASED COMPENSATION

Oncor currently does not offer stock-based compensation to its employees or directors. In 2008, Oncor established the SARs Plan under which certain of its executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, Oncor established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor were granted SARs payable in cash, or in some circumstances, Oncor membership interests. In 2012, Oncor's board of directors accepted for early exercise all outstanding SARs issued under the SARs Plan and the Director SARs Plan, as discussed in more detail below, and effectively terminated further use of the plans for SARs issuances. These plans remain in effect solely for the limited purpose of the timing of the certain payments discussed below related to the early exercise of all outstanding SARs. There were no SARs outstanding under either plan in 2013, and Oncor's board of directors has indicated that it does not intend to issue SARs under either plan in the future.

In November 2012, Oncor accepted the early exercise of all outstanding SARs (both vested and unvested, totaling 14,322,219 SARs under the SARs Plan and 55,000 SARs under the Director SARs Plan) issued to date pursuant to both SARs Plans. The early exercise was permitted by Oncor’s board of directors pursuant to the provision of the SARs Plan that permits the board to accelerate the vesting and exercisability of SARs. The early exercise of SARs entitled each participant in the SARs Plan to: (1) an exercise payment (Exercise Payment) equal to the number of SARs exercised multiplied by the difference between $14.54 and the base price of the SARs (as stated in the award letter for each SARs grant); and (2) the accrual of interest on all dividends declared to date with respect to the SARs, but no further dividend accruals. Additionally, certain executive officers agreed to defer payment of a portion of his/her Exercise Payment until the earlier of November 7, 2016 or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. These deferred payments totaled approximately $6 million in the aggregate. As a result of the early exercise, in 2012 Oncor paid an aggregate of approximately $64 million related to Exercise Payments ($57 million charged to expense), and began accruing interest on approximately $18 million in aggregate dividends.

As described above, as part of the 2012 early exercise of SARs Oncor began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that are paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the exercise of the SARs. As a result, in 2012 Oncor recorded compensation expense of approximately $6 million relating to dividend accruals through November 2012. For accounting purposes, the liability is discounted based on an employee's or director's expected retirement date. Oncor recognized $2 million and $1 million in accretion and interest with respect to such dividends in 2013 and 2012, respectively.

12.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters:

•
Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $967 million, $962 million and $1,026 million for each of the years ended December 31, 2013, 2012 and 2011. The fees are based on rates regulated by the PUCT that apply to all REPs. These revenues included approximately $2 million for each of the years ended December 31, 2013, 2012 and 2011 pursuant to a transformer maintenance agreement with TCEH. The balance sheets at December 31, 2013 and 2012 reflect accounts receivable from affiliates totaling $135 million ($56 million of which was unbilled) and $53 million ($48 million of which was unbilled), respectively, primarily consisting of trade receivables from TCEH related to these electricity delivery fees. At February 27, 2014, Oncor had collected all but $6 million of the accounts receivable from affiliates outstanding at December 31, 2013. Trade accounts receivable from TCEH at December 31, 2012 reflects timing of payments in 2012.

•
Prior to August 2012, Oncor recognized interest income from TCEH under an agreement related to our generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Bondco. This interest income, which served to offset Oncor’s interest expense on the transition bonds, totaled $16 million and $32 million for the years ended December 31, 2012 and 2011, respectively. Also prior to August 2012, Oncor received reimbursement under a note receivable from TCEH for incremental amounts payable related to income taxes as a result of delivery fee surcharges related to the transition bonds. Amounts received under the note receivable for the year ended December 31, 2012 totaled $20 million.

In August 2012, Oncor sold to EFIH all future interest reimbursements and the remaining $159 million obligation under the note with TCEH. As a result, EFIH paid, and Oncor received, an aggregate $159 million for the agreements. The sale of the related-party agreements was reported as a $2 million (after tax) decrease in total membership interests in 2012 in accordance with accounting rules for related-party matters.

•
EFH Corp. subsidiaries charge Oncor for certain administrative services at cost. Oncor's payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $30 million, $32 million and $34 million for the years ended December 31, 2013, 2012 and 2011, respectively. Oncor and EFH Corp. also charge each other for shared facilities at cost. Oncor's payments to EFH Corp. subsidiaries for shared facilities totaled $4 million, $5 million and $4 million for the years ended December 31, 2013, 2012 and 2011, respectively. Payments Oncor received from EFH Corp. subsidiaries related to shared facilities, totaled $2 million for each of the years ended December 31, 2013 and 2012 and $1 million for the year ended December 31, 2011.

•
Under Texas regulatory provisions, the trust fund for decommissioning TCEH's Comanche Peak nuclear generation facility is funded by a delivery fee surcharge Oncor collects from REPs and remits monthly to TCEH. Delivery fee surcharges totaled $16 million for each of the years ended December 31, 2013 and 2012 and $17 million for the year ended December 31, 2011. Oncor's sole obligation with regard to nuclear decommissioning is as the collection agent of funds charged to ratepayers for nuclear decommissioning activities. If, at the time of decommissioning, actual decommissioning costs exceed available trust funds, Oncor would not be obligated to pay any shortfalls but would be required to collect any rates approved by the PUCT to recover any additional decommissioning costs. Further, if there were to be a surplus when decommissioning is complete, such surplus would be returned to ratepayers under terms prescribed by the PUCT.

•
Oncor has a 19.5% limited partnership interest, with a carrying value of less than $1 million at December 31, 2013 and 2012, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled less than $1 million for each of the years ended December 31, 2013, 2012 and 2011. These losses primarily represent amortization of software assets held by the subsidiary.

•
We are a member of EFH Corp.'s consolidated tax group, though Oncor is not, and EFH Corp.'s consolidated federal income tax return includes our results. Under the terms of a tax sharing agreement, we are obligated to make payments to EFH Corp. in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission and Investment LLC, pro rata in accordance with their respective membership interests in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. EFH Corp. also includes Oncor's results in its consolidated Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to EFH Corp. Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. Our results are also included in the consolidated Texas state margin tax return filed by EFH Corp. See discussion in Note 1 to Financial Statements under "Income Taxes."

Amounts payable to (receivable from) EFH Corp. related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,
	2013	2012
Federal income taxes	$(16)	$12
State margin taxes	$23	$22
Total payable	$7	$34

Cash payments made to (received from) EFH Corp. related to income taxes consisted of the following:

	Year Ended December 31,
	2013	2012
Federal income taxes (a)	$113	$14
State margin taxes (b)	$11	$21
Total payments	$124	$35
_________
(a)Includes $33 million payment made to EFH Corp. in 2013 related to the 1997-2002 IRS appeals settlement.

(b)	Includes $10 million refund received from EFH Corp. in 2013 related to 1997-2001 amended Texas franchise tax returns.

•
Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP's obligation to collect transition bond-related charges on behalf of the utility. Under these tariffs, as a result of TCEH's credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at December 31, 2013 and 2012, TCEH had posted letters of credit in the amount of $9 million and $11 million, respectively, for Oncor's benefit.

•
In connection with assuming sponsorship of the Oncor Retirement Plan, Oncor entered into an agreement with EFH Corp. to assume primary responsibility for retirement benefits of a closed group of retired and terminated vested retirement plan participants not related to its regulated utility business. As the Oncor Retirement Plan received an amount of plan assets equal to the liabilities Oncor assumed for those participants, execution of the agreement did not have a material impact on its reported results of operations or financial condition. See Note 10 for further information regarding funding for the pension plans.

•
As discussed in Note 1, EFH Corp. and other members of the Texas Holdings Group have engaged in discussions with certain unaffiliated ceditors regarding possible restructuring transactions involving those entities. The US Bankruptcy Code permits a debtor in bankruptcy to assume or reject executory contracts and unexpired leases. If members of the Texas Holdings Group were to become debtors in a bankruptcy case and determined to reject some or all of their executory contracts and unexpired leases with Oncor, our results of operations and financial condition could be adversely affected. At December 31, 2013, Oncor’s exposure to the Texas Holdings Group with respect to executory contracts and unexpired leases totaled approximately $20 million.

•
Affiliates of the Sponsor Group have, and from time-to-time may in the future (1) sell, acquire or participate in the offerings of Oncor's debt or debt securities in open market transactions or through loan syndications, and (2) perform various financial advisory, dealer, commercial banking and investment banking services for Oncor and certain of our affiliates for which they have received or will receive customary fees and expenses.

See Notes 3, 8 and 10 for information regarding the tax sharing agreement, distributions to EFIH and Oncor's participation in the EFH Corp. pension and OPEB plans, respectively.

13.	SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect transition charges authorized by the PUCT. These funds are remitted to the trustee and used for interest and principal payments on the transition bonds and related costs.

The material assets and liabilities of Bondco are presented separately on the face of our Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco’s creditors do not have recourse to our general credit or assets.

Oncor's maximum exposure does not exceed its equity investment in Bondco, which was $16 million at both December 31, 2013 and 2012. Oncor did not provide any financial support to Bondco during the years ended December 31, 2013 and 2012.

Major Customers
Revenues from TCEH represented 27%, 29% and 33% of total operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues from REP subsidiaries of a nonaffiliated entity collectively represented 15% of total operating revenues for each of the years ended December 31, 2013, 2012 and 2011. No other customer represented 10% or more of total operating revenues in the years ended December 31, 2013, 2012 or 2011.

Other Income and Deductions

	Year Ended December 31,
	2013	2012	2012
Other income:
Accretion of fair value adjustment (discount) to regulatory assets due to purchase accounting	$17	$23	$29
Net gain on sale of other properties and investments	1	3	1
Total other income	$18	$26	$30
Other deductions:
Professional fees	$3	$3	$4
SARs exercise (Note 11)	2	57	—
Other	10	4	5
Total other deductions	$15	$64	$9

Interest Expense and Related Charges

	Year Ended December 31,
	2013	2012	2011
Interest expense	$360	$366	$359
Amortization of debt issuance costs and discounts	21	18	3
Allowance for funds used during construction -capitalized interest portion	(10)	(10)	(3)
Total interest expense and related charges	$371	$374	$359

Restricted Cash

Restricted cash amounts reported on our balance sheet consisted of the following:

	At December 31, 2013		At December 31, 2012
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to transition bonds used only to service debt and pay expenses	$52	$—	$55	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	6
Total restricted cash	$52	$16	$55	$16

Trade Accounts Receivable

Trade accounts receivable reported on our balance consisted of the following:

	At December 31,
	2013	2012
Gross trade accounts receivable	$527	$395
Trade accounts receivable from TCEH	(139)	(55)
Allowance for uncollectible accounts	(3)	(2)
Trade accounts receivable from nonaffiliates - net	$385	$338

Gross trade accounts receivable at December 31, 2013 and 2012 included unbilled revenues of $180 million and $147 million, respectively. At both December 31, 2013 and 2012, REP subsidiaries of a nonaffiliated entity collectively represented approximately 12% of the nonaffiliated trade accounts receivable amount. Trade accounts receivable from TCEH at December 31, 2012 reflects timing of payments in 2012.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Due to commitments made to the PUCT in 2007, we are not allowed to recover bad debt expense, or certain other costs and expenses, from ratepayers in the event of a default or bankruptcy by an affiliate REP.

Investments and Other Property
Investments and other property reported on our balance consisted of the following:

	At December 31,
	2013	2012
Assets related to employee benefit plans, including employee savings programs	$88	$80
Land	3	3
Total investments and other property	$91	$83

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2013 and 2012, the face amount of these policies totaled $159 million and $152 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $71 million and $65 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2013	2013	2012
Assets in service:
Distribution	4.1% / 24.6 years	$10,055	$9,745
Transmission	2.8% / 35.8 years	6,133	5,482
Other assets	9.1% / 11.0 years	868	856
Total		17,056	16,083
Less accumulated depreciation		5,725	5,407
Net of accumulated depreciation		11,331	10,676
Construction work in progress		556	627
Held for future use		15	15
Property, plant and equipment - net		$11,902	$11,318

Depreciation expense as a percent of average depreciable property approximated 3.7%, 3.9% and 4.0% for the years ended December 31, 2013, 2012 and 2011, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet consisted of the following:

	At December 31, 2013			At December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Identifiable intangible assets subject to amortization included in property, plant and equipment:
Land easements	$440	$82	$358	$295	$79	$216
Capitalized software	385	189	196	409	220	189
Total	$825	$271	$554	$704	$299	$405

Aggregate amortization expense for intangible assets totaled $53 million for each of the years ended December 31, 2013 and 2012 and $48 million for the year ended December 31, 2011. At December 31, 2013, the weighted average remaining useful lives of capitalized land easements and software were 85 years and 4 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2014	$55
2015	55
2016	52
2017	44
2018	40

At both December 31, 2013 and 2012, goodwill totaling $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes (see Note 1 regarding goodwill impairment assessment and testing).

Other Noncurrent Liabilities and Deferred Credits

Other noncurrent liabilities and deferred credits reported on our balance sheet consisted of the following:

	At December 31,
	2013	2012
Retirement plans and other employee benefits	$1,399	$1,495
Liabilities related to subsidiary tax sharing agreement	268	278
Uncertain tax positions (including accrued interest)	56	169
Amount payable related to income taxes	17	—
Investment tax credits	20	24
Other	62	57
Total	$1,822	$2,023

Supplemental Cash Flow Information

	Year Ended December 31,
	2013	2012	2011
Cash payments (receipts) related to:
Interest	$361	$378	$360
Capitalized interest	(10)	(10)	(3)
Interest (net of amounts capitalized).	351	368	357
Income taxes
Federal	124	9	(134)
State	11	21	20
Total income taxes	135	30	(114)
SARs exercise	4	64	—
Noncash investing and financing activities:
Construction expenditures (a)	84	103	140
Capital contribution related to settlement of certain income taxes payable (b)	—	—	30
____________

(a)	Represents end-of-period accruals.

(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

14	CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011
Income tax expense	$(10)	$(9)	$(7)
Equity in earnings of subsidiary	345	279	293
Net income	335	270	286
Other comprehensive income (net of tax benefit of $3, $— and $14)	(11)	—	(23)
Comprehensive income	324	270	263

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2013	2012	2011

Cash provided by operating activities	$214	$146	$116
Cash used in financing activities — distributions paid to parent	(213)	(147)	(116)
Net change in cash and cash equivalents	1	(1)	—
Cash and cash equivalents - beginning balance	$—	$1	$1
Cash and cash equivalents - ending balance	$1	$—	1

See Notes to Financial Statements.

CONDENSED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2013	2012
ASSETS
Cash and cash equivalents — current	$1	$—
Investments — noncurrent	6,226	6,133

Total assets	$6,227	$6,133
LIABILITIES AND MEMBERSHIP INTEREST

Income taxes payable to EFH Corp. — current	$5	$9
Accumulated deferred income taxes	24	4
Other noncurrent liabilities and deferred credits	248	278
Total liabilities	277	291

Membership interest	5,950	5,842
Total liabilities and membership interest	$6,227	$6,133

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to "we," "our," "us" and "the company" are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying unconsolidated condensed balance sheets are presented at December 31, 2013 and 2012, and the accompanying unconsolidated statements of income and cash flows are presented for the years ended December 31, 2013, 2012 and 2011. We are a Delaware limited liability company wholly-owned by EFIH, which is a wholly owned subsidiary of EFH Corp. As of December 31, 2013, we own approximately 80% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 13. Our subsidiary has been accounted for under the equity method. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor's distributions are limited by its required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2013, Oncor's regulatory capitalization ratio was 58.7% debt and 41.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2013, $192 million was available for distribution to Oncor’s members under the capital structure restriction, of which approximately 80% relates to our ownership interest.

On February 19, 2014, Oncor's board of directors declared a cash distribution of $37 million, which was paid to us on February 20, 2014. During 2013, 2012 and 2011, Oncor’s board of directors declared, and Oncor paid to us cash distributions totaling $213 million, $147 million and $116 million, respectively.

Supplemental Cash Flow Information

	Year Ended December 31,
	2013	2012	2011
Cash payments to EFH Corp. related to federal income taxes	$34	$33	$—
Capital contribution related to settlement of certain income taxes payable (a)	$—	$—	$30
____________

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.